INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

July 3, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust–File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the AAM/HIMCO Short Duration Fund

Ladies and Gentlemen:

This letter is in response to the comments received from staff of the Securities and Exchange Commission (the “Commission”) by telephone on June 27, 2014 on the Registrant’s registration statement filed on Form N-1A with respect to the AAM/HIMCO Short Duration Fund (the “Fund”), a series of the Registrant.

PROSPECTUS

MANAGEMENT OF THE FUND

Prior Performance for Similar Accounts Managed by the Sub-Advisor

1.	On page 19, please confirm if the fees for the prior fund account are less than or greater than the fees for this short duration account?

Response:  The Registrant confirms that the total annual operating expenses (inclusive of any fee waivers) for this Short Duration Account are less than the total annual operating expenses (inclusive of any fee waivers) for the Prior Fund Account.

2.
If the fees for the prior fund account are greater than the fees for this short duration account, please use the highest fees that the Sub-Advisor charged to the Prior Fund Account and apply them to the Private Fund.

Response:  The Registrant has recalculated the data to use the highest expenses that the Sub-Advisor charged to the Prior Fund Account and applied them to the Private Fund.

3.	On page 19, in the second paragraph the disclosure should state that the Sub-Advisor is using “substantially similar objectives, policies and strategies.”

Response:  The Registrant has updated the language to read as follows:

“The tables below set forth performance data relating to the historical performance of two short duration accounts managed by the Sub-Advisor using substantially similar objectives, policies and investment strategies to that of the Fund and over which the Sub-Advisor had investment discretion (“Short Duration Constructed Portfolio” which refers to the Prior Fund Account and the Private Account, or collectively the “Prior Accounts” as defined below).”

4.	On page 19 in the second paragraph the second sentence, does the reference to the “Short Duration Constructed Portfolio” refer to the Prior Fund Account and the Private Account?

Response:  The Registrant confirms that the reference to the “Short Duration Constructed Portfolio” in the second sentence of the second paragraph of page 19 refers to the Prior Fund Account and the Private Account (collectively the “Prior Accounts”).  The sentence has been revised as indicated in the Response to Comment 3.

5.	On Page 19 in the last paragraph, please state “the prior fund account and the private account.”

Response:  The Registrant confirms that the existing language is accurate as stated and should not be changed.  The Private Account is not a mutual fund and is not valued daily (it is valued monthly).  The performance for the Private Account is an input for the performance of the Short Duration Constructed Portfolio and therefore, the performance of the Short Duration Constructed Portfolio is also calculated monthly.  The purpose of this paragraph is to show that the performance calculations for the Private Account and the Short Duration Constructed Portfolio are different in frequency from that of the Prior Fund Account (which is valued daily).

6.	On page 20 in the first paragraph, please confirm if the “Short Duration Constructed Portfolio and the Prior Accounts” is referring to the same thing.

Response:  The Registrant confirms that the Short Duration Constructed Portfolio is made up of the Prior Accounts.  Accordingly, they are referring to the same thing.  The Registrant has revised the language as follows:

“With respect to the Short Duration Constructed Portfolio, all realized and unrealized capital gains and losses, as well as all dividends and interest from investments and cash balances are included.  Similarly, investment results for the Short Duration Constructed Portfolio are time-weighted performance calculations representing total return, including reinvestment of all income.”

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 385-5770.  Thank you.

Sincerely,

/s/Kiran Dhillon
Kiran Dhillon
Investment Managers Series Trust
Assistant Secretary